          ------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                ----------------------

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                          Clear Channel Communications, Inc.
                          ----------------------------------
                                   (Name of Issuer)

                            Common Stock, Par Value $0.10
                            -----------------------------
                            (Title of Class of Securities)

                                      184502102
                                      ---------
                                     CUSIP Number


                              H & F INVESTORS III, INC.
                            One Maritime Plaza, 12th Floor
                          San Francisco, California   94111
                                    (415) 788-5111

                                   with a copy to:

                                Timothy G. Hoxie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                           San Francisco, California  94104
                                    (415) 772-6052
                         ------------------------------------
                         (Name, address and telephone number
                           of person authorized to receive
                             notices and communications)

                                    April 10, 1997
                                   ---------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                                     /  /


Check the following box if a fee is being paid with this statement:

                                                                    /  /


                                    (Page 1 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   Hellman & Friedman Capital Partners III, L.P.

--------------------------------------------------------------------------------


         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  / X /  ---------------------------------------


         (b)  /   /  ---------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  5,566,114
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  5,566,114

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  5,566,114

--------------------------------------------------------------------------------

        12)  /   / Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             6.66%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  PN


--------------------------------------------------------------------------------


                                    (Page 2 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   H & F Orchard Partners III, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   ----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  409,708
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  409,708

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  409,708

--------------------------------------------------------------------------------

        12)  /   / Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             0.49%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                    (Page 3 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   H & F International Partners III, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  123,458
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  123,458

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  123,458

--------------------------------------------------------------------------------

        12) /   /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             0.15%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                    (Page 4 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   H&F Investors III

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   ----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12) /   /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                    (Page 5 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   Hellman & Friedman Associates III, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California


--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12)  /   / Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11): 7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                    (Page 6 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                H & F Administration III, L.L.C.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12)  /   / Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------


                                    (Page 7 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   H & F Investors III, Inc.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12) /   /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------


                                    (Page 8 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   H&F Management III, L.L.C.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)


--------------------------------------------------------------------------------

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12)  /   / Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  00

--------------------------------------------------------------------------------


                                    (Page 9 of 15)

CUSIP NO. 184502102                      13D


         1)   Name of Reporting Persons:

                   F. Warren Hellman (individually, and as trustee of the Hellman Family revocable Trust)

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):    OO (WC of
               other group member)

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12)  / /   Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------


                                   (Page 10 of 15)

CUSIP NO. 184502102                      13D



         1)   Name of Reporting Persons:

                   Tully M. Friedman (individually, and as trustee of the Tully
                   M. Friedman Revocable Trust)

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a) / X / ----------------------------------------


         (b) /   / ----------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   -----------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)  /   / Check if Disclosure of Legal proceedings
                   is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------

   Number             7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially          8)  Shared Voting Power:  6,099,280
   Owned              -------------------------------------------
     by
   Each               9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10) Shared Dispositive Power:  6,099,280

--------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each
             Reporting Person:  6,099,280

--------------------------------------------------------------------------------

        12)  / /   Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

        13)  Percent of Class Represented by amount in Row (11):
             7.3%

--------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------


                                   (Page 11 of 15)

CUSIP NO. 184502102                      13D


                                     INTRODUCTION

    H&F Investors III, Inc. ("Investors III, Inc.") hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D which was filed on March 7, 1997 (the "Statement") on behalf of the Reporting Persons identified therein pursuant to the Agreement with respect to Schedule 13D attached to the Statement as Exhibit 7(1).

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following paragraph at the end thereof:

         On April 10, 1997, the Partnerships, the other stockholders of Eller Media Corporation ("Eller Media") and the Issuer closed the transactions contemplated by the Purchase Agreement. Immediately prior to the Closing, the parties amended the Purchase Agreement by means of the First Amendment to the Purchase Agreement dated as of April 10, 1997 (the "First Amendment"). The First Amendment, a copy of which is attached as Exhibit 7(5), provided that the Issuer would not purchase all of the shares of Eller Media, but rather would acquire approximately 93% of such shares (on a fully diluted basis). The purchase price for the acquired shares consisted of $325,329,131 in cash and 7,834,664 shares of Common Stock (of which the Partnerships received, in the aggregate net of expenses, $267,141,988 in cash and 6,099,280 shares).


                                   (Page 12 of 15)

CUSIP NO. 184502102                      13D


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding at the end thereof the following:

         The Partnerships have requested, pursuant to the Registration Rights Agreement, that the Issuer register for sale approximately 5,426,213 shares of Common Stock acquired by the Partnerships. Whether such shares will be sold depends on a variety of factors, including market conditions that cannot be predicted, and the Partnerships reserve the right to determine when and whether to sell any such shares.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraph (a) and (b) of Item 5 are amended to read as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the Purchase Agreement that it had 76,965,200 shares of Common Stock outstanding at December 31, 1996) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Purchase Agreement, is set forth in the following table.


                                   (Page 13 of 15)

CUSIP NO. 184502102                      13D



----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                      No. of Shares
                      Beneficially     Percentage      Power to Vote            Power to Dispose
Person                   Owned          of Class      Sole     Shared          Sole      Shared
----------------------------------------------------------------------------------------------------
HFCP III              5,566,114        6.66%          0        5,566,114       0         5,566,114
----------------------------------------------------------------------------------------------------
Orchard Partners
III                   409,708          0.49%          0        409,708         0         409,708
----------------------------------------------------------------------------------------------------
International
Partners III          123,458          0.15%          0        123,458         0         123,458
----------------------------------------------------------------------------------------------------
Investors III         6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
Administration III    6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
Associates III        6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
Management III        6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
Investors III, Inc.   6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
F. Warren Hellman     6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
Tully M. Friedman     6,099,280        7.3%           0        6,099,280       0         6,099,280
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------



    The information required by Item 2 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.


                                   (Page 14 of 15)

CUSIP NO. 184502102                      13D


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended by adding to the end thereof the following:

         At the Closing, the parties executed the Escrow Agreement and the Registration Rights Agreements in the form attached as Exhibit 7(6) and 7(7) hereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to add the following Exhibits:

Exhibit 7(5).  First Amendment to Stock Purchase Agreement.

Exhibit 7(6).  Escrow Agreement

Exhibit 7(7).  Registration Rights Agreement


                                   (Page 15 of 15)

                                      SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       H&F INVESTORS III, INC.


Dated:   April 15, 1997              By:    /s/ Georgia Lee
       -----------                        --------------------------------------
                                       Title:   Vice President
                                             -----------------------------------

CUSIP NO. 184502102                      13D


                                   LIST OF EXHIBITS


Exhibit No                   Description                            Page
----------                   -----------                            ----

7(5)               First Amendment to Stock Purchase Agreement

7(6)               Escrow Agreement

7(7)               Registration Rights Agreement

CUSIP NO. 184502102                      13D